UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D


             Under the Securities Exchange Act of 1934


                      HYTK Industries, Inc.
                        (Name of Issuer)

                 Common Stock, par value $0.001
                 (Title of Class of Securities)

                          404425 50 6
                         (CUSIP Number)


      Ken Kurtz, 2133 East 9400 South, Suite 151, Sandy, Utah 84093 (Name, address and telephone number of person authorized to receive notices and communications)


                          March 5, 1998
    (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box    (  ).

Check the following box if a fee is being paid with the statement
(  ).

                          SCHEDULE 13D
CUSIP No.  404425 60 5                                     Page 1
of  3 Pages

1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON
     Park Street Investments, Inc. ("Park Street"), 87-0517103

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (A) (   )
     N/A                                               (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
     OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e).      (    )

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Park Street was organized in the State of Utah.

               7)  SOLE VOTING POWER
NUMBER OF                2,002,565 (97.6%)
SHARES
BENEFICIALLY   8)  SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING      9)  SOLE DISPOSITIVE POWER
PERSON WITH              2,002,565 (97.6%)

               10)  SHARED DISPOSITIVE POWER
                        -0-

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,002,565

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     97.6%

14)  TYPE OF REPORTING PERSON
     Park Street    ---  CO

Item 1.  Security and Issuer

This statement relates to common stock, par value $0.001 per share, of HYTK Industries, Inc. ("Common Stock"). HYTK
Industries, Inc. ("HYTK") a Nevada corporation with principal executive offices at 2133 East 9400 South, Suite 151, Sandy, Utah
84093.

Item 2.  Identity and Background

(a)  This statement is filed by Park Street Investments, Inc., a
     Utah corporation ("Park Street").

(b)  The business address for Park Street is 2133 East 9400
     South, Suite 151, Sandy, Utah 84093.

(c) The principal business of Park Street is providing financial and business consulting services.

(d) During the last five years, Park Street has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e) During the last five years, Park Street was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 20, 1995, Park Street received 102,567 shares of Common Stock of the issuer as compensation (by way of finders fee) for consulting services rendered as part of the negotiations for, and the securing of, Canton Financial Services Corporation ("Canton"), a Nevada corporation, to provide general business consulting services to HYTK. On October 31, 1995, the Majority Shareholders of the issuer effected a 40-to-one reverse stock
split on the Company's issued and outstanding Common Stock.   On
March 5, 1998, Park Street received 2,000,000 shares of Common Stock of the issuer as compensation for consulting services.

Item 4.  Purpose of Transaction

On September 20, 1995, the purpose of the issuance of stock to Park Street was to compensate it, by way of finders fee, for the consulting services that it had rendered as part of the negotiations for, and the securing of, Canton to provide general business consulting services to HYTK. On March 5, 1998, the purpose of the issuance of stock to Park Street was compensation for consulting services, pursuant to a Financial Consulting Agreement dated March 5, 1998 between HYTK and Park Street.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into a Consulting Agreement dated September 1, 1995 and for an initial term of five years with Canton whereby Canton was to provide business consulting services to HYTK. Pursuant to this Consulting Agreement, HYTK issued Park Street 102,567 restricted shares of it's Common Stock, as a finder's fee relative to Park Street introducing the Issuer to Canton. On April 1, 1997 a Mutual Agreement to Terminate was signed by the Issuer and Canton, whereby HYTK and Canton agreed to mutually terminate the Consulting Agreement, dated September 1, 1995 between the Issuer and Canton, to the full extent. On March 5, 1998, the Issuer and Park Street entered into a Financial Consulting Agreement, whereby Park Street was to provide the Issuer with consulting services. As compensation for the consulting services, HYTK issued Park Street 2,000,000 restricted shares of it's Common Stock.

Item 7.  Material to Be Filed as Exhibits.

Consulting Agreement dated September 1, 1995 between HYTK Industries, Inc. and Canton Financial Services Corporation attached hereto, marked Exhibit "A" and incorporated by reference herein.
Financial Consulting Agreement dated March 5, 1998 between HYTK Industries, Inc. and Park Street Investments, Inc. attached hereto, marked Exhibit "B" and incorporated by reference herein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Park Street Investment, Inc.

 /s/ Ken Kurtz, President

Dated: 7/10/98